FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.	NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID (“NCIB”)

Item 1

Form: 12	NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID (“NCIB”)
Issuer Name: CANADIAN NATIONAL RAILWAY COMPANY	Stock Symbol: CNR

1.	Securities Sought:

	(a)	Class(es) of securities subject to the NCIB : Common Shares

	(b)	Total number of securities:

(i) issued and outstanding: 473,384,136 (as of July 14th, 2008)
(ii) if applicable, in the total public float : 471,726,305 (as of July 14th, 2008)

	(c)	Percentage of securities that may be purchased under the NCIB:

(i) % of issued and outstanding (maximum 5%): N/A
(ii) % of the public float, as the case may be (maximum 10%): 5.30%

	(d)	Maximum number of securities that may be acquired under the NCIB: 47,172,631

	(e)	Number of securities the issuer intends to acquire under the NCIB: 25,000,000

	(f)	Is the issuer an investment fund: No

If the answer is NO, the average daily trading volume for six months prior to date hereof: 1,524,107 for the period between January 1, 2008 to June 30, 2008

	(g)	Does the issuer have a class of restricted securities: No

If the answer is YES:

(i) describe the voting rights of all equity securities: N/A

(ii) if the issuer does not propose to make the same NCIB for all classes of voting and equity securities, the reasons for so limiting the NCIB: N/A

	(h)	Whether the securities are going to be cancelled. If such securities are not cancelled, state how such securities will be dealt with: Yes

2.
Duration:  State the dates on which the NCIB will commence and terminate. The NCIB may not extend for a period of more than one year from the date on which purchases may commence: on July 28, 2008 to July 20, 2009

3.	Method of Acquisition: State the following:

(a)
whether purchases will be effected through the facilities of TSX and identify any other exchanges or market places on which purchases will be made:  Yes – the TSX and the NYSE or by such other means as may be permitted by the TSX, including pre-arranged crosses

	(b)	whether purchase and payment for the securities will be made by the issuer in accordance with the requirements of TSX: Yes, and in accordance with the requirements of NYSE

Form 12 – Notice of Intention to make a Normal Course Issuer Bid	© 2008, TSX Group Inc.
(as at June 16, 2008)

Form: 12	NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID (“NCIB”)
Issuer Name: CANADIAN NATIONAL RAILWAY COMPANY	Stock Symbol: CNR

(c)
whether the price that the issuer will pay for any securities acquired by it will be the market price of the securities at the time of acquisition: Yes, plus brokerage fees, or such other price as may be permitted by the TSX. All of the Common Shares purchased will be cancelled.

(d)
whether purchases (other than by way of exempt offer) will be made other than by means of open market transactions during the period the NCIB is outstanding:  Yes, and by other means as may be permitted by the TSX, including pre-arranged crosses and private agreements under an issuer bid exemption order issued by a securities regulatory authority.

4.
Consideration Offered:  State whether there are any restrictions on the price the offeror is prepared to pay and any other restrictions relating to the NICB, such as specific funds available, method of purchasing, etc.:  None

5.
Reasons for the NCIB: State the purpose or business reasons for the NCIB: CNR’s management and directors currently believe that the purchase by CNR of its shares represents an appropriate use of funds to increase shareholder value. Having a strong balance sheet and sustained cash flow generation, CNR can undertake the NCIB while continuing to pursue other opportunities aimed at supporting shareholder value creation.

6.
Valuation:  State whether there has been any appraisal or valuation of the issuer to the best knowledge of the directors or officers of the issuer, after reasonable enquiry, regarding the issuer, its material assets or securities prepared within the two years preceding the date of the notice, together with a statement of a reasonable time and place at which such appraisal or valuation, or a copy thereof, may be inspected. For this purpose, the phrase appraisal or valuation means both an independent appraisal or valuation and a material non-independent appraisal or valuation. If there has been such an appraisal or valuation, include a summary of such appraisal or valuation: To the knowledge of the CNR’s directors and officers, after reasonable enquiry, CNR has not in the past two year period preceding the date hereof obtained appraisal or valuation regarding CNR or its material assets or securities.

7.	Previous Purchases: – Where the issuer has purchased securities under a NCIB within the past 12 months, state the following:

	(a)	method of acquisition: through TSX and NYSE facilities

	(b)	the number of securities purchased: 31,000,000

	(c)	the weighted average price paid per security: Cdn $51.67 for purchases on TSX and U.S. $50.54 for purchases on NYSE, including brokerage fees.

8.	Persons Acting Jointly or In Concert with the Issuer: Disclose the identity of any party acting jointly or in concert with the issuer: None

9.	Acceptance by Insiders, Affiliates and Associates:

(a) name of every director or senior officer of the issuer who intends to sell securities of the issuer during the course of the NCIB: None – see below

(b) where their intention is known after reasonable enquiry, the name of every associate of a director or senior officer of the issuer, person acting jointly or in

Form 12 – Notice of Intention to make a Normal Course Issuer Bid	© 2008, TSX Group Inc.
(as at June 16, 2008)

Form: 12	NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID (“NCIB”)
Issuer Name: CANADIAN NATIONAL RAILWAY COMPANY	Stock Symbol: CNR

concert with the issuer, or person holding 10% or more of any class of equity securities of the issuer, who intends to sell securities: None - see below

Except as set out below, to the knowledge of the directors and senior officers of CNR, after reasonable enquiry, no director or senior officer of CNR and no associate of a director or senior officer of CNR or any person acting jointly or in concert with CNR has any present intention to sell Common Shares during the period of the Offer. However, sales of Common Shares through the facilities of the Exchanges or otherwise by any of these persons or companies may occur during such period in the event that the circumstances or decisions of any such person or company change or their personal circumstances require such sales. Certain directors and senior officers of CNR may exercise options to purchase Common Shares under the existing stock option plans of CNR and in turn sell Common Shares in open market transactions.

10.
Benefits from the NCIB:  State direct or indirect benefits to any of the persons or companies named in item 9 of selling or not selling securities of the issuer during the course of the NCIB. An answer to this item is not required where the benefits to such person or company of selling or not selling securities are the same as the benefits to any other securityholder who sells or does not sell:  None

11.	Material Changes in the Affairs of the Issuer: Disclose any previously undisclosed material changes or plans or proposals for material changes in the affairs of the issuer: None

12.	Participating Organization Information:

	Canada	U.S.
(a) Brokerage Firm:	BMO Nesbitt Burns Inc.	BNP Paribas Securities Corp.
(b) Name of registered representative:	Ray Ritchie	Jeffrey Packer Eric Weiner Edward Carr
(c) Address of brokerage firm:	1 First Canadian Place, 3rd Floor Podium, Toronto, ON M5X 1H3	787 Seventh Avenue New York, NY 10033
(d) Fax number:	416-359-4484	212-471-7990
(e) Telephone number	416-359-4547	212-841-3600

13.	Disclose any significant information regarding the NCIB not disclosed above, including any details regarding the use of put options or forward purchase contracts in conjunction with the NCIB: None

Form 12 – Notice of Intention to make a Normal Course Issuer Bid	© 2008, TSX Group Inc.
(as at June 16, 2008)

Form: 12	NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID (“NCIB”)
Issuer Name: CANADIAN NATIONAL RAILWAY COMPANY	Stock Symbol: CNR

14.
Certificate:  The undersigned, a director or senior officer of the issuer duly authorized by the issuer’s board of directors, certifies that this notice is complete and accurate and in compliance with Section 629 and 629.1 of the TSX Company Manual. This notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

July 21st , 2008

/s/ Sean Finn

NAME: Sean Finn
TITLE: Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary

Form 12 – Notice of Intention to make a Normal Course Issuer Bid	© 2008, TSX Group Inc.
(as at June 16, 2008)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: July 22, 2008	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel